

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 24, 2008

Mr. Stephen Kempenich
Chief Executive Officer
Purchase Point Corporation
6950 Central Highway
Fairfield, New Jersey 08109

Re: Purchase Point Media Corporation
         Revised Preliminary Information Statement
         Filed January 11, 2008
         File No. 0-25385

Dear Mr. Kempenich:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment four in our letter dated December 29, 2007, and your statement regarding the "subsequent registration of the spun-off shares under the Securities Exchange Act of 1934." Please note that the comment asked for your analysis as to why your subsidiary will not be required to file a registration statement under the Securities Act of 1933 in connection with the distribution of shares in the spin-off. We are therefore reissuing the comment, and again direct you to specifically address in your analysis how the spin-off would meet the conditions set forth in Staff Legal Bulletin Number Four (September 16, 2007).

2. We note your response to prior comment three. Please revise further to provide all of the information with respect to Power Sports Factory in accordance with Item 14(c)(2). We note, for example, that you have included Management's Discussion and Analysis as required by Item 14(c)(1) for the registrant, but not for the company you acquired. You should provide MD&A disclosure covering the periods for which you present Power Sports Factor's financial statements. Also, please include all of the information with respect to the registrant in accordance with Item 14(c)(1). As indicated in our prior comment, the company in not eligible to incorporate this information by reference to the Form 10-KSB filed October 15, 2007. Please revise. Likewise, you do not appear to have addressed that portion of the comment requesting a detailed description of the background of the transaction. Please revise to do so. Refer to Item 14(b)(7) of Schedule 14A.

Principal Shareholders and Security Ownership of Management, page 4

3. We note your response to prior comment five in our letter dated December 29, 2007, and your revised disclosure; however, we are unable to determine where in your revised footnote disclosure you have identified the natural person or persons who exercise the voting and/or dispositive power with respect to the shares held by Amtel Communications and Folsom Family Holdings. Please revise in accordance with our prior comment. If you intended to identify Mr. Folsom as the natural person who exercises the voting and/or dispositive power with respect to the securities held by the entities, please revise the disclosure to make that clear.

Amendments to our Company's Certificate of Incorporation, page 5

4. We note your response to prior comment five in our letter dated December 29, 2007; however, are unable to locate where you have addressed the first bullet point of the comment, regarding a clear discussion of how the reverse split relates to the acquisition of Power Sports Factory, in your revised disclosure discussing the reverse split. Please revise or advise.

File amended materials in response to these comments. Provide a cover letter keying your responses to the comments. Please also note the location of any material changes made for reasons other than in response to staff comments. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have further comments after reviewing your revised materials and your responses.

Please direct any questions to Paul Fischer at (202) 551-3415, or to me at (202) 551-3833.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Michael Paige, Esq.
        By facsimile, 202-457-1678